December 10, 2012

Mr. Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ossen Innovation Co., Ltd.
Form 20-F
Filed April 16, 2012
File No. 1-34999

Dear Mr. O’Brien:

Reference is made to the letter dated November 28, 2012 (the “Comment Letter”) to Mr. Alan Jin, Chief Financial Officer of Ossen Innovation Co., Ltd. (“Ossen” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 20-F filed April 16, 2012

Risk Factors, page 2

1.           We have read your response to comment 1 in our letter dated November 6, 2012. Based on your responses thus far, it remains unclear whether your Assistant Financial Controller has gained proficiency and experience with preparing financial statements in accordance with U.S. GAAP. Please address the following questions in your response letter:

•	At Arthur Andersen, tell us whether he audited financial statements prepared using U.S. GAAP;

•	At Coca-Cola, tell us the specific role he served in the preparation of financial statements and whether these financial statements were prepared using U.S. GAAP.

At Arthur Anderson, our Assistant Financial Controller was mainly responsible for the auditing of foreign invested enterprises in China. Many of his client companies during his time at Arthur Anderson were from the U.S. These companies included subsidiaries or joint ventures of Pfizer, GE, eBay and Kohler. As consolidation in financial reporting was required by the U.S. parent companies of these entities, these companies’ financial reports were also prepared using U.S. GAAP.  Therefore, our Assistant Financial Controller audited the financial statements prepared under U.S. GAAP during his time at Arthur Anderson and gained extensive U.S. GAAP experience.

At Coca-Cola, our Assistant Financial Controller worked on financial reporting and budget control. He was a key member of the accounting team and assisted the CFO of Coca-Cola China operations on the preparation of financial statements under both China GAAP and U.S. GAAP. Coca-Cola China operations’ financials were required to be consolidated into its parent companies’ financial reports and therefore were prepared using U.S. GAAP in addition to China GAAP. In his capacity at Coca-Cola, our Assistant Financial Controller worked directly in the preparation of U.S. GAAP financial statements and further developed his skills and experience with U.S. GAAP.

2.           Thank you for your response to comment 2 from our letter dated November 6, 2012. In your calculation, it appears you are equating restricted net assets to the amount of net assets owned by unrelated parties. However, for the purposes of the test in Rule 5-04(c), restricted net assets refers to the registrant’s proportionate share of net assets of the consolidated subsidiaries that may not be transferred to the parent company as of the end of the fiscal year. Minority interests are also deducted in computing net assets for purposes of this test. Please explain or provide a revised calculation. Also, please explain why you have apparently not included statutory reserve amounts in the calculation. Explain why you have not included amounts deposited in PRC financial institutions and/or denominated in RMB in your calculation of restricted net assets. You have told us that the payment of dividends from Company A and Company B to the offshore parent companies is permitted under PRC laws but that certain procedures need to be followed in order to make such payment. Please tell us if these procedures include obtaining consent from the government, a regulatory agency, etc. As you state on page F-12, the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. In this regard, please tell us how Companies A and B are able to pay dividends outside of China without the consent of a third party, considering the foreign exchange control regulations that restrict your ability to convert Renminbi (RMB), in which a substantial portion of your cash is denominated, into US dollars.

For the Staff’s information, we have further reviewed Rule 5-04 and at the Staff’s suggestion have adjusted the calculation to include the amount that was not included in the restricted net assets previously, including taking into consideration the “regulators’ approval” as “consent from a third party.” Please see our review and analysis below.

Ownership of the subsidiaries

Ossen Innovation Co., Ltd., the Registrant, owns indirectly:

81% - Ossen Innovation Materials Co., Ltd. (“Company A”)

96.105% - Ossen (Jiujiang) Steel Wire & Cable Co., Ltd. (“Company B”)

Restrictions on payment to parent company

Both Company A and B are required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits to a statutory reserve and such percentage amount is not transferable to their parent companies. Currently, the allocation percentage to such reserve at both Company A and Company B is 10%.

Under current PRC laws, transfer of funds from retained earnings to offshore parent companies in the form of dividend payment is permitted but require consent from regulators, such as the Tax Bureau. In addition, conversion of Renminbi to US dollars for payment of dividends is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE (see “4B. Business Overview. Foreign currency exchange” in the Form 20-F). Therefore, the subsidiary’s retained earnings are considered restricted for the purpose of this test.

As of December 31, 2011, there were no financial covenants on either Company A or Company B that put restrictions on the amount of their net assets.

Computation as of December 31, 2011

Company A

Current Assets	¥504,850,346	Current Liabilities	¥359,159,390
Non-current Assets	¥213,668,006	Long-term debt	¥-
		Paid-in Capital	¥113,317,521
		Statutory Reserve	¥14,138,115
		Retained Earnings	¥231,903,326
		Minority Ownership	19%

		Net Assets	¥291,080,759

Total	¥718,518,352		¥718,518,352

Company B

Current Assets	¥465,119,324	Current Liabilities	¥164,813,129
Non-current Assets	¥53,956,388	Long-term debt	¥30,000,000
		Paid-in Capital	¥183,650,233
		Statutory Reserve	¥14,825,234
		Retained Earnings	¥125,787,116
		Minority Interest	3.895%

		Net Assets	¥311,632,555

Total	¥519,075,712		¥519,075,712

Restrictions

Company A	Computed Restrictions

Consent from regulator is required to transfer to parent company	¥231,903,326

Company B

Consent from regulator is required to transfer to parent company	¥125,787,116

Consolidated net assets of the registrant were $89.4 million as of December 31, 2011. The amount of restricted net assets was RMB231,903,326 (approx. $36.5 million) for Company A and RMB125,787,116 (approx. $19.8 million) for Company B for an aggregate amount of $56.3 million. Since $56.3 million is more than 25% of consolidated net assets of the registrant ($22.3 million), Schedule I of the registrant is required to be included in our annual filing. Accordingly, we will include the Schedule I in our next 20-F filing.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•
the Company may not assert that the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Ossen Innovation Co., Ltd.
By: /s/ Alan Jin
   Name: Alan Jin
   Title: Chief Financial Officer
   8621-58883163
   lanjin@osseninnovation.com

cc:      Christopher S. Auguste, Esq.